December 4, 2012

Katherine Hsu
Lulu Cheng
Robert Errett
Division of Corporation Finance
Office of Structured Finance
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form S-3
Filed October 11, 2012
Amendment No. 1 to Registration Statement on Form S-3
Filed on November 19, 2012
File No. 333-184376
Dear Ladies and Gentlemen:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  On November 29, 2012, we had a telephone conference with Lulu Cheng during which Ms. Cheng conveyed the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Registration Statement.  We have discussed the comments with various representatives of the Registrant, and the Registrant’s responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two copies of Amendment No. 2, both of which have been marked to show changes implemented in response to the Staff’s comments.

Anna H. Glick   Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

Katherine Hsu
December 4, 2012

For your convenience, each comment from the staff is repeated in italics below, followed by the Registrant’s response.  References to page numbers in Amendment No. 2 are to the marked versions.

Prospectus Supplement

1.	Please be more specific as to which representations and warranties of the Mortgage Loan Seller made in the Mortgage Loan Purchase Agreement will be assigned by the Depositor to the Trustee.

The Staff’s requested change has been made.  See page S-184 of the Prospectus Supplement.

2.
On page S-192 the cross-reference contained in the discussion regarding permitted amendment of the Pooling and Servicing Agreement in the event of a TIA Applicability Determination should be to paragraph (vi) rather than paragraph (v).

The Staff’s requested change has been made.  See page S-191 of the Prospectus Supplement.

Mortgage Loan Purchase Agreement

3.
The third representation and warranty set forth in Exhibit D of the form of Mortgage Loan Purchase Agreement filed as Exhibit 4.2 of the Registration Statement and the corresponding representation and warranty set forth in Annex E of the Prospectus Supplement should match.

The Staff’s requested change has been made.  See page D-2 of the form Mortgage Loan Purchase Agreement filed as Exhibit 4.2 of Amendment No. 2.

If you have questions concerning the foregoing, please contact the undersigned.

Katherine Hsu
December 4, 2012

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick, Esq.

cc.           Helaine Kaplan
(Deutsche Mortgage & Asset Receiving Corporation)